Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Name and Address of Company

Field Trip Health Ltd. (the "Company") 30 Duncan Street, Suite 401 Toronto, Ontario M5V 2C3

Item 2.	Date of Material Change

September 9, 2021

Item 3.	News Release

A news release dated September 9, 2021 was disseminated via GlobeNewswire. Copy of the news release have been filed on SEDAR and is available at www.sedar.com.

Item 4.	Summary of Material Change

The Company announced on September 9, 2021 that the lead indications for FT-104, its novel psychedelic compound in development, will be Treatment Resistant Depression (TRD) and Postpartum Depression (PPD). The Company also announced that Anita H. Clayton, MD, Chair of Psychiatry and Neurobehavioral Sciences at the School of Medicine at the University of Virginia, has joined its Scientific Advisory board.

Item 5.	Full Description of Material Change

Through Field Trip Discovery, its drug development division, the Company is developing next-generation psychedelic molecules. Its first molecule in development, FT-104, a prodrug, is a synthetic serotonin-2A (5HT2A) agonist whose active component has serotonin-2A potency similar to psilocybin. Importantly, however, the active component of FT-104 is expected to produce a reliably shorter duration of psychoactivity (2-3 hours) than psilocybin, and has high bioavailability after administration.

Preclinical activities that will enable commencement of Phase I clinical trials in calendar Q1 2022 are ongoing and are expected to continue through to the end of calendar 2021. After completion of the Phase 1 and opening of a US-IND, the Company intends to initiate Phase IIA studies in TRD, following which Phase II studies in TRD and PPD are expected to be conducted substantially in parallel.

Treatment Resistant Depression

It is estimated that, globally, there are 322 million people who suffer from major depressive disorders, of which approximately 33%, or 100 million people, meet the diagnostic criteria for TRD. There are few alternatives for people suffering with TRD and those who are diagnosed with TRD have typically failed first and second line therapies, thus TRD represents a significant unmet need for effective treatments. Beyond the quality of life impacts, people with TRD have higher costs of care and tend to experience decreased work productivity.

Postpartum Depression

Postpartum depression affects about 10-15% of all mothers of newborns, with an estimated prevalence of 400,000 diagnosed patients in the U.S. per year.

The only currently approved therapy for PPD requires a significant time commitment away from family and newborn (2.5-3 days) while serotonin reuptake inhibitors (SSRIs) used off-label take a long time for onset and only show limited efficacy. This represents a potential concern for the safety, well-being and long-term development of the child.

Appointment of Anita H. Clayton, MD

Anita H. Clayton, MD is the David C. Wilson Professor and Chair of Psychiatry & Neurobehavioral Sciences and Professor of Clinical Obstetrics & Gynecology at the University of Virginia. She has published over 200 peer-reviewed papers, and was named to the 2019-2020 Best Doctors in America list. She has focused her clinical practice and research on major depressive disorder, mood disorders associated with reproductive-life events in women including PPD, sexual dysfunction, and sexual disorders.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

For further information, please contact: Paula Amy Hewitt Vice President, General Counsel, Chief Privacy Officer and Corporate Secretary Telephone: (416) 617-6277
Item 9.	Date of Report

September 9, 2021